Exhibit 99.1

LORUS THERAPEUTICS REPORTS SECOND QUARTER RESULTS FOR FISCAL YEAR 2012

TORONTO, ONTARIO - January 13, 2012 - Lorus Therapeutics Inc. (TSX: LOR) (“Lorus” or the “Corporation”), a biopharmaceutical company specializing in the research and development of pharmaceutical products and technologies for the management of cancer, today reported financial results for the three and six months ended November 30, 2011.

Q2 2012 HIGHLIGHTS

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Announced the presentation of positive nonclinical toxicity data for Lorus’ lead small molecule anti-cancer drug candidate LOR-253 at the Annual Meeting of the American College of Toxicology.  The poster presentation detailed the results of nonclinical toxicity and toxicokinetics studies conducted with LOR-253. The studies were part of the formal safety evaluation of LOR-253 to support first-in-man clinical trials in cancer, and to determine the starting dose of LOR-253 in patients. The studies, which took place over one year, examined a wide range of toxicity parameters in rat and dog species, as well as safety pharmacology and blood toxicity. Overall, LOR-253 had a favorable nonclinical toxicology profile in both animal species and was well tolerated at doses higher than efficacious dose levels established in animal models of human cancers. Of significance, the data show that the effective dose could be potentially increased by a factor of eight to fifteen before seeing levels of toxicity observed in the animal studies.

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Received allowance of an Australian patent for Lorus’ lead small molecule anticancer drug LOR-253. The patent covers LOR-253 composition of matter and methods of treating cancer with LOR-253. Specific cancers protected by the patent include a range of solid tumor types such as non-small cell lung cancer, colon cancer, melanoma, as well as prostate and breast cancers.

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Amended the exercise price of certain warrants from an exercise price of $1.33 to $0.28 which was equal to the 5-day volume weighted average trading price of the common shares of the Corporation on the Toronto Stock Exchange on the date of the approval of the shareholders to such amendment, plus a 10% premium (rounded up). Prior to the amendment the exercise price of the warrants was significantly above the trading price of Lorus’ common shares. Therefore, Lorus believes amending the exercise price of the warrants likely provides the Corporation with a further means of raising additional capital through the potential exercise of the warrants and thus saving the cost of doing an additional financing.

FINANCIAL RESULTS

Net loss for the three months ended November 30, 2011 was $1.5 million ($0.07 per share) compared to $1.2 million ($0.11 per share) in the same period in the prior year.  The Company incurred a net loss of $2.6 million ($0.13 per share) for the six months ended November 30, 2011 compared to $2.4 million ($0.22 per share) during the same period in the prior year.

The increase in net loss in the three and six month periods ended November 30, 2011 is due to higher general and administrative and research and development expenditures resulting from non-cash stock based compensation expense.  The stock based compensation expense was higher in the current periods due to option grants in November in the current year compared with December in the prior year as well as certain one time grants and the cancellation of certain options resulting in the acceleration of expense.

Lorus utilized cash of $811 thousand in operating activities in the three-month period ended November 30, 2011 compared with $2.6 million during the same period in the prior year.  For the six months ended November 30, 2011 Lorus utilized cash of $1.9 million compared with $3.2 million in the same period last year.  The decrease in cash utilized in the three and six months ended November 30, 2011 compared with the same periods in the prior year is due to lower cash spending in the current year as well as the repayment of outstanding promissory notes in the prior year.

At November 30, 2011, the Corporation had cash and cash equivalents of $846 thousand compared to $911 thousand at May 31, 2011.   On November 29, 2011, the Corporation issued a grid promissory note to Mr. Abramson, a director of Lorus that will allow Lorus to borrow funds up to $1.8 million.  The funds may be borrowed at a rate of up to $300,000 per month, will incur interest at a rate of 10% per year and are due and payable on November 28, 2012.  The promissory note contains certain covenants that if breached could result in the promissory note becoming due upon demand.  The Company had not drawn on this promissory at November 30, 2011.

Research and development expenses totaled $648 thousand in the three-month period ended November 30, 2011 compared to $621 thousand during the same period in the prior year and totaled $1.2 million in the six month period ended November 30, 2011 as compared to $1.1 million in the same period in the prior year.  Research and development expenses consisted of the following:

	Three months ended		Six months ended
(amounts in 000’s)	November 30		November 30
	2011	2010	2011	2010

Stock based compensation	$95	$7	$121	$23
Depreciation of equipment	8	10	17	20
Program costs	545	604	1,099	1,092
	$648	$621	$1,237	$1,135

Program costs by program:

	Three months ended Nov 30		Six months ended Nov 30
(amounts in 000’s)	2011	2011	2011	2010

Small molecules	$545	$455	$1,099	$804
RNA-Targeted Therapies	-	149	-	288
Immunotherapy	-	-	-	-
Total	$545	$604	$1,099	$1,092

The slight increase in research and development costs during the three months ended November 30, 2011 compared with the prior year is due to increased stock based compensation expense related to options granted in November in the current year and December in the prior year.  After eliminating the effect of the non-cash stock based compensation expense, research and development expenses would be $553 thousand in the three months ended November 30, 2011 compared with $614 thousand in the same period in the prior year.  Overall program expenditures are lower in the current year due to no further spending on our RNA-Targeted Therapies.  In the prior year we incurred costs related to the development of a Phase III clinical trial protocol for partnership purposes.  Spending on our small molecule program is higher in the current year due to the Phase I clinical trial initiated in January 2011.

For the six month period ended November 30, 2011 research and development spending increased due to increased stock based compensation expense related to the three month period as discussed above.  After removing the non-cash stock based compensation expense research and development costs were $1.1 million in the current six month period and $1.1 million in the same period in the prior year.  Program spending was consistent in the current and prior year periods, however we are no longer spending on the RNA-targeted therapies and have redirected those resources to the small molecule program and the LOR-253 Phase 1 clinical trial underway as well as the LOR-500 discovery program.

General and Administrative
General and administrative expenses totaled $811 thousand in the three-month period ended November 30, 2011 compared to $556 thousand in same period in the prior year.  For the six month period ended November 30, 2011, general and administrative expenses were $1.3 million compared with $1.2 million in the same period in the prior year.

Components of general and administrative expenses:

	Three months ended		Six months ended
(amounts in 000’s)	November 30		November 30
	2011	2010	2011	2010

Stock based compensation	274	(11)	327	13
Depreciation of equipment	2	4	5	8
General and administrative excluding salaries	367	419	655	812
Salaries	168	144	358	341
	811	556	1,345	1,174
Stock based compensation expense was higher in the three and six month periods ended November 30, 2011 compared with the same periods in the prior year due to options issued in November in the current year compared with December in the prior year.  In addition certain one time grants in the current year and the cancellation of certain outstanding options (resulting in the acceleration of expense) added to the increased stock based compensation charges.

General and administrative expenses excluding salaries were lower in the three months ended November 30, 2011 compared with the prior year due to financing fees incurred in the prior year related to a terminated financing offset by higher audit related fees due to additional review work and the transition to IFRS.  In the six months ended November 30, 2011 compared with the prior year general and administrative expenses excluding salaries were also lower in comparison with the prior year due primarily to $157 thousand in financing expenses incurred in the prior year due to a terminated financing. Salary costs remain consistent with the prior year in both the three and six month periods.

Management has forecasted that the Corporation’s current level of cash, cash equivalents and short-term investments is not sufficient to execute its current planned expenditures for the next twelve months without further investment. The Corporation is currently in discussion with several potential investors to provide additional funding. Management believes that it will complete one or more of these arrangements in sufficient time to continue to execute its planned expenditures without interruption. However, there can be no assurance that the capital will be available as necessary to meet these continuing expenditures, or if the capital is available, that it will be on terms acceptable to the Corporation.

On January 11, 2012 the Corporation provided notice to Mr. Abramson requesting a draw down of $150,000 on the grid promissory note described above.

Lorus Therapeutics Inc.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss - Unaudited
(amounts in 000's except for per common share data)

	Three	Three	Six	Six
	months ended	months ended	months ended	months ended
(Canadian dollars)	Nov. 30, 2011	Nov. 30. 2010	Nov. 30, 2011	Nov. 30. 2010
REVENUE	$-	$-	$-	$-

EXPENSES
Research and development	648	621	1,237	1,135
General and administrative	811	556	1,345	1,174
Operating expenses	1,459	1,177	2,582	2,309
Finance expense	-	43	-	71
Finance income	(2)	-	(4)	(4)
Net financing expense (income)	(2)	43	(4)	67
Net loss and total comprehensive loss for the period	1,457	1,220	2,578	2,376
Basic and diluted loss per common share	$0.07	$0.11	$0.13	$0.22
Weighted average number of common shares outstanding used in the calculation of
Basic and Diluted loss per common share	21,169	11,323	19,341	10,628

About Lorus
Lorus is a biopharmaceutical company focused on the research and development of novel therapeutics in cancer. Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination with other drugs, to successfully manage cancer. Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR.

Forward Looking Statements
This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: the ability of the company to continue as a going concern, the ability to find future financing, the establishment of corporate alliances, the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “expect”, “intend”, “will”, “should”, “would”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this press release. Such expressed or implied forward-looking statements could include, among others: our ability to continue to operate as a going concern; our ability to obtain the capital required for research and operations; the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our filings with Canadian securities regulators and the United States Securities and Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Lorus Therapeutics Inc.’s recent press releases are available through its website at www.lorusthera.com.   For Lorus' regulatory filings on SEDAR, please go to www.Sedar.com.

For further information, please contact:

Lorus Therapeutics Inc.
Elizabeth Williams, Director of Finance, 1-416-798-1200 ext. 372
ewilliams@lorusthera.com

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